                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K


[X]            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 1999


                                      OR


[_]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


        For the transition period from ______________ to _____________


                        Commission file number:  1-8247



        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             JOHNS MANVILLE EMPLOYEES 401(k) PLAN


        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                Johns Manville Corporation
                717 17th Street
                Denver, Colorado  80202

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN

                                 ------------



                    REPORT ON AUDIT OF FINANCIAL STATEMENTS

                   as of December 31, 1999 and 1998 and for
                       the year ended December 31, 1999

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                             --------------------




                                                                      Pages
                                                                      -----

Report of Independent Accountants                                         2

Financial Statements:

   Statements of Net Assets Available for Benefits
      at December 31, 1999 and 1998                                       3

   Statement of Changes in Net Assets Available for
      Benefits for the year ended December 31, 1999                       4

   Notes to Financial Statements                                     5 - 11

Supplemental Schedule:

   Schedule of Assets Held for Investment Purposes
      (Line 27a of Form 5500)                                            12

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Compensation Committee of the
Board of Directors of Johns Manville Corporation:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Johns Manville Employees 401(k) Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan"s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP


Denver, Colorado
June 21, 2000

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                   December 31,
    ASSETS                                    1999              1998
                                              ----              ----

Investments (Notes 3, 4 and 5)        $413,700,151      $342,264,681

Contributions receivable:
  Plan members                             579,102           510,950
  Company                                4,845,925         4,269,567

Accrued income receivable                   70,744            68,791
                                      ------------      ------------

Net assets available for benefits     $419,195,922      $347,113,989
                                      ============      ============

  The accompanying notes are an integral part of these financial statements.

                     JOHNS MANVILLE EMPLOYEES 401 (K) PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     for the Year Ended December 31, 1999


Additions:
 Investment income:
   Dividend income                                           $ 34,353,495
   Interest income                                              1,535,240
   Net appreciation in fair value of investments               36,228,327
                                                             ------------

 Total investment income                                       72,117,062
                                                             ------------

 Contributions (Note 6):
   By Plan members                                             14,828,814
   By the Company                                               9,021,638
   Rollover contributions                                      10,555,228
                                                             ------------

 Total contributions                                           34,405,680
                                                             ------------

   Total additions                                            106,522,742
                                                             ------------

Deductions:
 Withdrawals and forfeitures  (Note 7)                        (34,396,663)
 Administrative expenses                                          (44,146)
                                                             ------------

   Total deductions                                           (34,440,809)
                                                             ------------

   Net increase                                                72,081,933

Net assets available for benefits:
 Beginning of year                                            347,113,989
                                                             ------------

 End of year                                                 $419,195,922
                                                             ============

  The accompanying notes are an integral part of these financial statements.

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS

                             --------------------


1.   Plan Description:
     ----------------

     The following description of the Johns Manville Employees 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan is sponsored by Johns Manville Corporation and offered through its wholly owned subsidiary, Johns Manville International, Inc. (the "Company"). The Plan provides eligible employees a convenient means for regular and systematic savings with several investment options. Plan participants have the option of directing the investment of their contributions and related Company contributions into any one or a combination of separate funds. Fidelity Management Trust Company ("Fidelity"), the trustee of the Plan, administers, manages and reports the Plan's investment transactions. The Plan offers the following Fidelity funds as investment options: Retirement Government Money Market Portfolio, Short-Term Bond Fund, Asset Manager, Disciplined Equity Fund, Value Fund, Magellan Fund, OTC Portfolio, International Growth and Income Fund, and the JM Stock Fund. Participants may invest up to 25% of the total value of their account in the JM Stock Fund, which holds common stock of Johns Manville Corporation.

     Effective January 1, 1999 the Plan began to offer nine additional investment options through Fidelity, as Trust distributor, to provide employees a broader range of risk and reward potential. These additional funds are: PIMCo Total Return Fund, PIMCo High Yield Fund, PIMCo Strategic Balanced Fund, PIMCo StocksPlus Fund, Morgan Stanley Institutional Fund Inc. Global Equity Portfolio, MAS Small Cap Value Portfolio, and three Morgan Stanley Strategic Advisor Funds: Conservative, Moderate and Aggressive.

     Eligible participants may withdraw loans from their vested account balances in the aforementioned funds. Principal and interest payments are reinvested in the participant's investment funds in accordance with the participant's investment election in effect at the time the payments are made.

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS

                             --------------------


2.   Summary of Significant Accounting Policies:
     ------------------------------------------

     Investments are stated at current market values based upon quotations obtained directly from Fidelity except for the Mutual Benefit Life Insurance Contract (see Note 4), which was based on contract value (original cost plus accrued interest and contributions less withdrawals).

     Transactions in the various funds are accounted for using the trade date. Realized gains or losses from such transactions are determined on the basis of average cost. Accrued income receivable consists of interest income receivable on loans to Plan participants.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments, including derivative financial instruments (see Note 5).

     The Plan is exposed to credit risk in the event of nonperformance by the counterparties to financial instruments but has no off-balance-sheet credit risk of accounting loss. The Plan anticipates, however, that counterparties will be able to fully satisfy their obligations to the Plan. The Plan does not require collateral or other security to support investments with credit risk.

     The preparation of the Plan's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements, including disclosures of contingent liabilities. Actual results may differ from those estimates and assumptions.

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, including interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

     Certain prior year information has been reclassified to conform with the current year presentation.

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS

                             --------------------


3.   Investments:
     -----------

     The investments that represent 5% or more of the Plan's net asset at December 31 of the corresponding year were as follows:


                                                  1999         1998
                                                  ----         ----
     Short-Term Bond Fund
     --------------------
       Shares                                5,334,564    6,513,970
       Market value per share                    $8.50        $8.71
       Market value                       $ 45,343,794  $56,736,682

     Asset Manager
     -------------
       Shares                                2,613,151    2,696,380
       Market value per share                   $18.38       $17.39
       Market value                       $ 48,029,718  $46,890,046

     Disciplined Equity Fund
     -----------------------
       Shares                                1,865,954    1,783,809
       Market value per share                   $30.51       $29.32
       Market value                       $ 56,930,263  $52,301,279

     Value Fund
     ----------
       Shares                                  493,722      559,953
       Market value per share                   $43.81       $46.35
       Market value                       $ 21,629,959  $25,953,809

     Magellan Fund
     -------------
       Shares                                  784,724      671,152
       Market value per share                  $136.63      $120.82
       Market value                       $107,216,845  $81,088,585

     OTC Portfolio
     -------------
       Shares                                  790,269      599,563
       Market value per share                   $67.97       $43.63
       Market value                       $ 53,714,560  $26,158,950

     Retirement Government Money Market
     ----------------------------------
       Shares                               32,850,360   18,891,926
       Market value per share                    $1.00        $1.00
       Market value                       $ 32,850,360  $18,891,926

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS

                             --------------------


4.   Mutual Benefit Life Insurance Contract:
     --------------------------------------

     During 1991, Mutual Benefit life was placed under rehabilitation conservatorship with the state of New Jersey by court order, and during 1993, a plan of rehabilitation (the "Rehabilitation") was approved. Mutual Benefit Life became insolvent during 1994 and its assets and liabilities were assumed by a successor company, MBL Life Assurance Corporation ("MBLLAC"). Pursuant to the Rehabilitation, participants had the option of opting out of the existing contract or accepting participation in a new, restructured contract to be issued by MBLLAC. Participants electing to opt out of the contract received a total of $864,000, representing 55% of their account balances with interest credited at 3.5l% annually through payout. Participants who elected to accept participation in the restructured contract were credited with balances totaling approximately $15.2 million, with interest credited at the contract rate of 11.05% through December 31, 1991, at 4.0% for 1992, at 3.5% for 1993, at 3.5% for 1994, at 3.55% for
     1995, at 6.25% for 1996, at 6.35% through June 30, 1997, at 9.75% through
     September 30, 1998, at 14.4% through December 1998, at 15% through March 31, 1999, 20% for April 1999, and at 25% for May 1999. Payment of principal and interest was guaranteed by a consortium of major insurance companies.

     During the rehabilitation period, which extended through May 31, 1999, withdrawals were available. The cashout penalty percentage for withdrawals was determined on a quarterly basis and was 4% at December 31, 1997. Effective January 1, 1998 the penalty percentage was zero. In February 1998, the Superior Court of New Jersey gave final approval to a Settlement Areement that eliminated pending appeals and further litigation regarding the Rehabilitation Plan. As part of the agreement, the installment payout at the end of Rehabilitation was eliminated. Contract account values totaling approximately $10.2 million were paid in full on June 1, 1999, effectively terminating the contract.

5.   Derivative Financial Instruments:
     --------------------------------

     During 1999 and 1998, derivative investments comprised an immaterial portion of the total net assets available for benefits. Certain of the Plan's investment options utilize derivative financial instruments to implement their investment strategies and use them for trading purposes. The fair value of derivatives utilized by the funds is determined as the amounts the Plan would receive or pay to terminate the contracts at the reporting date, taking into account the current unrealized gains or losses on open contracts. Market or dealer quotes are available for many derivatives; otherwise, pricing or valuation models are applied to current market information to estimate fair value.

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS

                             --------------------


6.   Contributions, Eligibility and Vesting:
     --------------------------------------

     Pre-tax Contributions - Eligible employees may contribute to the Plan
     ---------------------
     through a reduction in salary on a pre-tax basis from 1% to 12% of salary (defined as regular fixed compensation plus commissions, bonuses, overtime pay and profit sharing distributions). Highly compensated employees' contributions may be limited based on discrimination testing.

     After-tax Contributions - Employees may elect to contribute 1% to 7% of
     -----------------------
     salary on an after-tax basis regardless of the percentage of pre-tax contributions.

     Company Contributions - The Company contribution is based on a 50% fixed
     ---------------------
     match on the first 6% of pre-tax contributions, plus up to 50% variable match based on the operating performance of the Company and management's sole discretion. Company contributions of $4,711,007 and $4,092,865 related to the variable match were accrued for at December 31, 1999 and 1998, respectively. After-tax contributions and rollover contributions are not matched by the Company. The Company's annual contribution made on behalf of any one employee is subject to certain maximums as specified in the Plan and regulated by the Internal Revenue service.

     Eligibility - Full-time permanent salaried employees and non-union salaried
     -----------
     employees at participating locations are eligible to become Plan participants on the first day of employment or re-employment. If the employee is part-time or temporary, such employee becomes eligible to participate after completing at least one year and 1,000 hours of service.

     Vesting - Employee contributions and earnings thereon vest to the
     -------
     participant immediately. Company contributions and the earnings thereon vest to the participant with the earlier of five years service or three years participation in the Plan.

7.   Withdrawals, Forfeitures and Loans:
     ----------------------------------

     Rollover contributions which have been in the Plan at least 24 months and all vested amounts (except those relating to participant pre-tax contributions and earnings thereon) may be withdrawn by the participant at any time. Employee pre-tax contributions and earnings thereon may not be withdrawn until the participant attains age 59-1/2, leaves the Company, or furnishes satisfactory proof of financial hardship.

     If a participant's employment is terminated for reasons other than death, disability or retirement, the participant forfeits any unvested Company contributions and applicable earnings. Participants with vested balances over $5,000, can elect to defer the distribution of funds to December 31 of the year they attain age 65.

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS

                             --------------------


7.   Withdrawals, Forfeitures and Loans, continued:
     ----------------------------------

     Forfeitures serve to reduce future contributions of the Company. During 1999, forfeitures totaled $201,733. A participant who is terminated and subsequently rehired by the Company within five years has the option of repaying to the Plan, within two years of the reemployment date, cash in one lump sum equal to the full amount received from the Plan at termination. If such repayment is made, the Company will restore to the participant's account the amounts previously forfeited.

     A participant who retires or becomes disabled, and has a balance over $5,000, can elect to defer the distribution of funds credited to the participant in the Plan until December of the year in which the participant attains age 70-1/2 or, in the event of death, the beneficiary can elect to defer distribution for a period of 60 months from date of death.

     Withdrawal by the employee of Company contributions is subject to suspension of future Company contributions for the greater of three months or the time period during which the employee does not make contributions. Suspension does not occur if the withdrawal is limited to after-tax contributions and the related earnings thereon.

     The Plan's loan provisions allow participants to borrow up to 50% of the value of their vested account balances; however, in no event within the previous 12 month period can the participant's aggregate loan balance exceed $50,000. All loans are collateralized by the participant's account balances and bear interest at one percent over the prime rate as of the last day of the month preceding the loan withdrawal.

8.   Tax Status:
     ----------

     The Plan is designed to constitute a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore considered to be exempt from federal income tax under provisions of Section 501(A). An application was filed with the Internal Revenue Service for a determination as to whether the Plan meets the qualification requirements of Section 401(a) of the Internal Revenue Code of 1986. On April 7, 1998, the Company received a favorable tax qualification determination letter from the Internal Revenue Service approving amendments through July 1997. The Company believes that the Plan remains in accordance with the applicable requirements under the Internal Revenue Code of 1986. Participants in the Plan will not be taxed on pre-tax contributions, rollover contributions from a qualified plan, earnings on contributions from the Company's retirement plans, Company contributions to the Plan on their behalf or on earnings credited to their account until such contributions and earnings are distributed or otherwise made available to them.

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS

                             --------------------


9.   Termination of the Plan:
     -----------------------

     It is the intent of the Company to continue the Plan; however, in the event that the Plan is terminated by the Company, accounts would become fully vested. The assets of the Plan would be distributed to the participants based on their account balances. In addition, any previously forfeited amounts which had not been applied to reduce Company contributions would be credited ratably to the accounts of the participants remaining in the Plan at the time of such termination.

10.  Administrative Expenses:
     -----------------------

     The Company pays administrative expenses to the Plan's trustee and outside consultants on behalf of the Plan, which are not included in the Plan's financial statements.

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
          LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            as of December 31, 1999

                                    Description of Investment Including
Identity of Issue, Borrower,    Maturity Date, Rate of Interest, Collateral,
 Lessor, or Similar Party           Par or Maturity Value, if applicable            Cost        Current Value
----------------------------    --------------------------------------------    ------------    -------------
Retirement Government           High quality short-term U.S. government         $ 32,850,360    $ 32,850,360
   Money Market Portfolio*      securities

Short-Term Bond Fund*           Short-term investment grade bonds                 46,343,963      45,343,794

Asset Manager*                  Flexible combination of stocks,                   42,847,136      48,029,718
                                bonds, and cash

Disciplined Equity Fund*        Large-capitalization U.S. equity securities       44,978,299      56,930,263

Value Fund*                     Mid-capitalization U.S. equity securities         24,130,698      21,629,959

Magellan Fund*                  Large-capitalization U.S. equity securities       73,942,189     107,216,845

OTC Portfolio*                  Mid-capitalization U.S. equity securities         30,825,627      53,714,560

International Growth            Equity securities of foreign issuers              12,439,279      17,971,152
   and Income Fund*

JM Stock Fund*                  Common Stock of Johns Manville Corporation         5,674,163       5,032,323

PIMCo Total Return Fund         Bonds issued by U.S. government, corporate,        2,322,659       2,218,520
                                mortgage and foreign issuers

PIMCo High Yield Fund           Bonds of domestic and foreign issuers rated        1,112,113       1,067,195
                                below investment grade

PIMCo Strategic Balanced Fund   Common stocks, futures, options and bonds            775,930         772,528
                                issued by U.S. government, corporate,
                                mortgage and foreign issuers

PIMCo StocksPlus Fund          S&P 500 Index securities backed by fixed           7,190,580       6,914,233
                                income securities

Morgan Stanley Institutional    Equity securities of U.S. and foreign issuers
   Fund Inc. Global Equity
      Portfolio                                                                      900,157         815,634

MAS Small Cap Value Portfolio   Small capitalization U.S. equity securities        1,146,934       1,290,779

Morgan Stanley Strategic        Various Morgan Stanley and MAS mutual funds
   Advisor Fund - Conservative  with at least 75% of assets in fixed income        1,360,109       1,305,193
                                funds

Morgan Stanley Strategic        Various Morgan Stanley and MAS mutual funds
   Advisor Fund - Moderate      evenly split between equities and fixed income       369,311         366,076

Morgan Stanley Strategic        Variety of Morgan Stanley and MAS mutual funds
   Advisor Fund - Aggressive    with at least 80% of assets in equity funds          213,407         230,351


Loans to Plan participants      Participant loans (1)                                     --      10,000,668
                                                                                ------------    ------------
                                                                                $329,422,914    $413,700,151
                                                                                ============    ============

(1) Loans to Plan members bear interest ranging from 7% to 12% and mature January 2000 through December 2028.

*    Party in interest

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


June 26, 2000                   JOHNS MANVILLE EMPLOYEES 401(k) PLAN



                                By:    /s/  G. Anne Heathman
                                     -------------------------------------
                                            G. Anne Heathman
                                            Manager, Retirement Plans